UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 13, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Midway Games Inc.

File No. 001-12367 - CF#22635

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Midway Games Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 18, 2008.

Based on representations by Midway Games Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following Exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 18, 2018
Exhibit 10.2	through September 18, 2018
Exhibit 10.3	through September 18, 2018
Exhibit 10.4	through September 18, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel